UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information to be included in statements filed pursuant to § 240.13d-1(a) and amendments thereto filed pursuant to § 240.13d-2(a)

(Amendment No. 6)

CASI Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

14757U 208

(CUSIP Number)

Wei-Wu He Ph.D.

Emerging Technology Partners LLC

ETP Global Fund L.P.

ETP BioHealth III Fund, L.P.

Huiying Memorial Foundation

4919 Rebel Ridge Dr.

Sugar Land, TX 77478

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 14757U 208

1	NAME OF REPORTING PERSON

ETP Global Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

876,690 (1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

876,690 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

876,690 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.39%
14	TYPE OF REPORTING PERSON

PN

(1) Includes 123,456 shares issuable upon the exercise of warrants.

 CUSIP NO. 14757U 208

1	NAME OF REPORTING PERSON

EMERGING TECHNOLOGY PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,220,797 (2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,220,797 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,220,797 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.89%
14	TYPE OF REPORTING PERSON

OO

(2) Includes 123,456 shares issuable upon the exercise of warrants.

 CUSIP NO. 14757U 208

1	NAME OF REPORTING PERSON

ETP BIOHEALTH III FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

300,000
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

 CUSIP NO. 14757U 208

1	NAME OF REPORTING PERSON

HUIYING MEMORIAL FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

50,000
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

50,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.37%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 14757U 208

1	NAME OF REPORTING PERSON

WEI-WU HE, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

OO
4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,490,552 (3)
	8	SHARED VOTING POWER

1,270,797 (4) (5)
	9	SOLE DISPOSITIVE POWER

1,490,552 (3)
	10	SHARED DISPOSITIVE POWER

1,270,797 (4) (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,761,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.95%
14	TYPE OF REPORTING PERSON

IN

(3) Includes 845,999 shares issuable upon the exercise of options.

(4) Includes 123,456 shares issuable upon the exercise of warrants.

(5) Includes the 50,000 shares reported by Huiying Memorial Foundation, a 501(c)(3) private family foundation. Although the Board of Trustees of Huiying Memorial Foundation consists of the three members, including the Reporting Person and a family member of the Reporting Person, and the Reporting Person is an officer of the Huiying Memorial Foundation, the Reporting Person does not participate in the investment decisions of the Foundation with respect to the Issuer’s shares. Reporting Person disclaims beneficial ownership of Huiying Memorial Foundation’s shares of Issuer. The inclusion of the 50,000 shares is not an admission that the Reporting Person is the beneficial owner of such shares for any purpose.

This Amendment No. 6 (the “Amendment No. 6”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission on January 12, 2018 (the “Schedule 13D”) as amended by Amendment No. 1 to the Schedule 13D filed on April 4, 2018 (the “Amendment No. 1”), Amendment No. 2 filed with the SEC on March 24, 2020 (the “Amendment No. 2”), Amendment No. 3 filed with the SEC on July 29, 2020 (the “Amendment No. 3”), Amendment No. 4 filed with the SEC on February 3, 2021 (the “Amendment No. 4”) and Amendment No 5 filed with the SEC on November 23, 2021 (the “Amendment No. 5”). Amendments No. 1, 2, 3, 4 and 5 were filed by ETP Global Fund L.P., a Delaware limited partnership (“ETP Global”), ETP BioHealth III Fund, L.P., a Delaware limited partnership (“ETP BioHealth”), Emerging Technology Partners, LLC, a Delaware limited liability company (“ETP”), as the general partner of ETP Global and ETP BioHealth, and Wei-Wu He, Ph.D., as founder and managing partner of each of ETP, ETP Global and ETP BioHealth. Each of the foregoing, as well as Huiying Memorial Foundation, a 501(c)(3) private family foundation (the “Foundation”), is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Schedule 13D relates to the shares of common stock, $.01 par value per share (the “Common Stock”) of CASI Pharmaceuticals, Inc. (the “Issuer”). Except as amended hereby, the disclosure in the Schedule 13D remains in effect.

Items 1, 2, 4 and 5 of the Schedule 13D are hereby amended and supplemented as follows:

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.01 par value (the “Shares”), of CASI Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9620 Medical Center Drive, Suite 300, Rockville, MD 20850. On June 1, 2022, the Issuer effected a 1-for-10 reverse stock split. The numbers of Shares in this Amendment No. 6 reflect such reverse stock split.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	ETP Global Fund L.P., a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	Emerging Technology Partners, LLC, a Delaware limited liability company, and the general partner of ETP Global and ETP BioHealth;
(iii)	ETP BioHealth III Fund, LP, a Delaware limited partnership;
(iv)	Huiying Memorial Foundation, a 501(c)(3) private family foundation; and
(v)	Wei-Wu He, Ph.D., as founder and managing partner of each of ETP, ETP Global and ETP BioHealth and as a founder, officer and member of the Board of Trustees of the Foundation.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is a party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Amendment No. 6 to the Schedule 13D.

(b)	The address of the principal office of each of ETP Global, ETP, ETP BioHealth, Huiying Memorial Foundation and Dr. He is 4919 Rebel Ridge Drive, Sugar Land, TX 77478.

(c)	The principal business of ETP Global is investing in securities. The principal business of ETP BioHealth is investing in securities in the biomedical industry. The principal business of ETP is acting as the general partner of ETP Global and ETP BioHealth. The principal business of the Foundation is grant-making, focusing on supporting women’s health and wellness initiatives. The principal occupation of Dr. He is the chairman of the board of directors and chief executive officer of the Issuer. He also serves as the managing partner of each of ETP, ETP Global and ETP BioHealth.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decress or final order enjoining future violations of, or prohibiting or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Each of ETP Global, ETP BioHealth, and ETP is organized under the laws of the State of Delaware. The Foundation is a 501(c)(3) private family foundation. Dr. He is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Amendment No. 6 to Schedule 13D to report the purchase of 36,058 shares of Common Stock on June 13, 2022 by Dr. He; the purchase of 2,096 shares of Common Stock on June 14, 2022 by Dr. He; and the purchase of 50,000 shares of Common Stock on June 15, 2022 by Dr. He. All the shares were purchased in open market transactions using personal funds.

The information set forth in Item 5 below is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 13,606,130 shares of Common Stock outstanding as of June 16, 2022, and in the denominator of the computation the number of shares of Common Stock issuable upon the exercise of options and warrants held by each beneficial owner.

A.	ETP Global

(a)	As of the close of business on June 13, 2022, ETP Global beneficially owned 876,690 shares of Common Stock, including 123,456 shares underlying warrants exercisable within 60 days hereof.

Percentage: Approximately 6.39%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  876,690
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 876,690

(c)	ETP Global has not entered into any transactions in the shares during the past 60 days.

B.	ETP

(a)	ETP, as the general partner of ETP Global and ETP BioHealth, may be deemed the beneficial owner of the 1,220,797 shares of Common Stock including 123,456 shares underlying the warrants beneficially owned by ETP Global and exercisable within 60 days hereof. In addition, ETP is the direct beneficial owner of 44,107 shares.

Percentage: Approximately 8.89%

(b)

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,220,797

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition:  1,220,797

(c)	ETP has not entered into any transactions in the shares during the past 60 days.

C.	ETP BioHealth

(a)	As of the close of business on June 13, 2022, ETP BioHealth beneficially owned 300,000 shares of Common Stock.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  300,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 300,000

(c)	ETP BioHealth has not entered into any transactions in the shares during the past 60 days.

D.	Foundation

(a)	As of the close of business on June 13, 2022, the Foundation beneficially owned 50,000 shares of Common Stock.

Percentage: Approximately 0.37%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  50,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 50,000

(c)	The Foundation has not entered into any transactions in the shares during the past 60 days.

E.	Wei-Wu He, Ph.D.

(a)	Dr. He may be deemed the beneficial owner of 1,490,552 shares of Common Stock, including 845,999 shares of Common Stock issuable upon the exercise of stock options within 60 days hereof. In addition, as founder and managing partner of each of ETP, ETP Global and ETP BioHealth, and as a founder, officer and member of the Board of Trustees of the Foundation, Dr. He may be deemed the indirect beneficial owner of the 1,270,797 shares of Common Stock owned by ETP, ETP Global, ETP BioHealth and the Foundation, including 123,456 shares underlying the warrants beneficially owned by ETP Global and exercisable within 60 days hereof.

Percentage: Approximately 18.95%

(b)	1. Sole power to vote or direct vote: 1,490,552
2. Shared power to vote or direct vote:  1,270,797
3. Sole power to dispose or direct the disposition:  1,490,552
4. Shared power to dispose or direct the disposition: 1,270,797

(c)	On June 13, 2022, Dr. He purchased 36,058 shares of Common Stock at prices ranging from $2.87 to $3.00 per share with the weighted average price of $2.97. On June 14, 2022, Dr. He purchased 2,096 shares of Common Stock at prices ranging from $3.04 to $3.06 per share with the weighted average price of $3.06, and on June 15, 2022, Dr. He purchased 50,000 shares of Common Stock at prices ranging from $3.08 to $3.20 per share with the weighted average price of $3.18, on the open market. *

* The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price for those transactions.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any of the shares reported herein. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among ETP Global Fund L.P., Emerging Technology Partners LLC, ETP BioHealth III Fund, L.P., Huiying Memorial Foundation, and Wei-Wu He, Ph.D. dated June 21, 2022

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2022

ETP GLOBAL FUND L.P.

By:	EMERGING TECHNOLOGY PARTNERS, LLC General Partner

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

EMERGING TECHNOLOGY PARTNERS, LLC

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

ETP BIOHEALTH III FUND , L.P.

By: EMERGING TECHNOLOGY PARTNERS, LLC General Partner
By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

HUIYING MEMORIAL FOUNDATION

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	President

/s/ Wei-Wu He, Ph.D.
Wei-Wu He, Ph.D.